U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

   A.C. ISRAEL ENTERPRISES, INC.
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   (Last)               (First)                 (Middle)

   707 WESTCHESTER AVENUE
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                                    (Street)

   WHITE PLAINS, NEW YORK  10604
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   10/21/98
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   LOGIMETRICS, INC. (LGMTA)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

[ ]   Director                             [X]   10% Owner
[ ]   Officer (give title below)           [ ]   Other (specify below)
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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or joint/Group Filing (Check applicable line)

   |X| Form filed by One Reporting Person

   |_| Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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
COMMON STOCK, PAR VALUE $0.01            218,372                     D
 PER SHARE
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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      7. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
                             cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
CLASS A 13% CONVERTIBLE      IMMED.       (1)       COMMON STOCK           1,195,634     $0.41667       D
 SENIOR SUBORDINATED
 DEBENTURES
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SERIES G WARRANTS            IMMED.     7/29/04     COMMON STOCK             967,742     $0.50          D
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SERIES H WARRANTS            IMMED.     7/29/04     COMMON STOCK              51,772     $0.60          D
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SERIES I WARRANTS            IMMED.     7/29/04     COMMON STOCK              25,886     $1.125         D
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CLASS C 13% CONVERTIBLE      (2)          (2)       COMMON STOCK             782,692(3)  (2)            D
 SENIOR SUBORDINATED
 DEBENTURES
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

Explanation of Responses:

(1) The Class A Debentures are convertible at any time during which the principal amount of such debentures is outstanding. The maturity date for the Class A Debentures is on July 29, 1999.

(2) From and after the earliest of (i) January 31, 1999, (ii) the consummation of the public or private sale by the issuer of debt or equity securities resulting in net proceeds to the Issuer (after deduction for all necessary and customary expenses payable by the issuer in connection therewith) of at least $15 million (a "Qualifying Offering"), or (iii) the date of any repayment notice given by the Issuer pursuant to Section 2(d) of the Class C Debentures, any holder of the Class C Debentures has the right, exercisable at his, her or its option at any time during which the principal amount of such Class C Debenture is outstanding, to convert the Class C Debentures, into a number of fully paid and non-assessable shares equal to (i) the result obtained by dividing the stated principal amount of the Class C Debenture by the conversion rate established for any equity security issued in a Qualifying Offering, if the Class C Debenture is converted on or after the consummation of a Qualifying Offering, or (ii) if no Qualifying Offering has occurred on or prior to such conversion, the result obtained by dividing the stated principal amount of the Class C Debenture by (x) $0.52 per share if the Class C Debenture is converted on or prior to January 31, 1999, (y) $0.45 per share if the Class C Debenture is converted on or after February 1, 1999 and on or prior to April 30, 1999, or (z) $0.31 per share if the Class C Debentures are converted on or after May 1, 1999. The respective conversion prices set forth above are subject to adjustment in certain circumstances as provided in the Class C Debentures. The maturity date for the Class C Debentures is on September 30, 1999.

(3)   Assuming a $0.31 conversion price.

A.C. ISRAEL ENTERPRISES, INC.


/s/ Jay Howard                                                  11/12/98
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      ** Signature of Reporting Person                            Date
         Name: Jay Howard
         Title:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.